UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Addex Therapeutics Ltd.

(Name of Issuer)

Shares, nominal value CHF .01 per share

(represented by American Depositary Shares)

(Title of Class of Securities)

00654J206

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00654J206	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Growth Equity Opportunities Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00654J206	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS New Enterprise Associates 15, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00654J206	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS NEA Partners 15, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00654J206	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS NEA 15 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00654J206	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00654J206	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Anthony A. Florence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00654J206	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Mohamad H. Makhzoumi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00654J206	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,704,600 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,704,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00654J206	13D	Page 10 of 17 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 22, 2021, Amendment No. 1 filed on January 10, 2022, Amendment No. 2 filed on August 23, 2022, Amendment No. 3 filed on November 28, 2022 and Amendment No. 4 filed on April 10, 2023, relating to the shares, nominal value CHF .01 per share (the “Shares”), including Shares represented by American Depositary Shares (the “ADSs”), with each ADS representing one hundred and twenty Shares, of Addex Therapeutics Ltd. (the “Issuer”) having its principal executive office at Chemin des Mines 9, CH-1202 Geneva, Switzerland.

Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto).

Item 2.	Identity and Background.

This statement is being filed by:

(a) Growth Equity Opportunities Fund IV, LLC (“GEO”);

(b) New Enterprise Associates 15, L.P. (“NEA 15”), which is the sole member of GEO, NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; and NEA 15 GP, LLC (“NEA 15 LLC” and, together with NEA Partners 15, the “Control Entities”), which is the sole general partner of NEA Partners 15; and

(c) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Scott D. Sandell (“Sandell”) (together, the “Managers”) and Peter W. Sonsini (“Sonsini”). The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 Fifth Avenue, 19th Floor, New York, NY 10011.

The principal business of GEO and NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15. The principal business of each of the Managers is to manage the Control Entities, GEO and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GEO and NEA 15 LLC are limited liability companies organized under the laws of the State of Delaware. NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 00654J206	13D	Page 11 of 17 Pages

Item 5.	Interest in Securities of the Issuer.

GEO is the record owner of the GEO Shares. As the sole member of GEO, NEA 15 may be deemed to own beneficially the GEO Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 15, NEA 15 LLC may be deemed to own beneficially the GEO Shares. As members of NEA 15 LLC, each of the Managers may be deemed to own beneficially the GEO Shares.

Each Reporting Person disclaims beneficial ownership of the GEO Shares other than those shares which such person owns of record.

The percentage of outstanding Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 121,129,803 shares, which includes (i) 119,073,893 Shares reported to be outstanding as of November 27, 2023 in the Issuer’s prospectus filed under Rule 424(b)(3), filed with the SEC on November 30, 2023 and (ii) the Warrant Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Sonsini has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be a manager of NEA 15 LLC.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 00654J206	13D	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 8th day of December, 2023

GROWTH EQUITY OPPORTUNITIES FUND IV, LLC

By:	NEW ENTERPRISE ASSOCIATES 15, L.P. Sole Member

By:	NEA PARTNERS 15, L.P.

General Partner

By:	NEA 15 GP, LLC General Partner

By:	*

Louis S. Citron

Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:	*

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:	*

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:	*

Louis S. Citron

Chief Legal Officer

CUSIP No. 00654J206	13D	Page 13 of 17 Pages

                        *

Forest Baskett

                        *

Anthony A. Florence, Jr.

                        *

Mohamad H. Makhzoumi

                        *

Scott D. Sandell

                        *

Peter W. Sonsini

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Amendment No. 5 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 00654J206	13D	Page 14 of 17 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Addex Therapeutics Ltd.

EXECUTED this 8th day of December, 2023

GROWTH EQUITY OPPORTUNITIES FUND IV, LLC

By:	NEW ENTERPRISE ASSOCIATES 15, L.P. Sole Member

By:	NEA PARTNERS 15, L.P.

General Partner

By:	NEA 15 GP, LLC General Partner

By:	*

Louis S. Citron

Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:	*

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:	*

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:	*

Louis S. Citron

Chief Legal Officer

CUSIP No. 00654J206	13D	Page 15 of 17 Pages

                        *

Forest Baskett

                        *

Anthony A. Florence, Jr.

                        *

Mohamad H. Makhzoumi

                        *

Scott D. Sandell

                        *

Peter W. Sonsini

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 00654J206	13D	Page 16 of 17 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 00654J206	13D	Page 17 of 17 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang